Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: December 15, 2020

Yahoo Finance Interview — December 15, 2020

Participants:

•	Julie Hyman, Yahoo Finance
•	Brian Sozzi, Yahoo Finance
•	Myles Udland, Yahoo Finance
•	Omer Keilaf, Innoviz Technologies

Julie Hyman: Well as Myles Udland was just talking about, we have been really fixated on the market, on the SPAC trends this year. Special-purpose acquisition companies have been doing a lot of deals, and our next guest, his company is going public through what we used to call a blank-check company or reverse merger, but what we now more commonly refer to as a SPAC. Innoviz is the name of the company. It’s a company that makes LiDAR technology, which as we talked about recently, helps navigate autonomous vehicles. Omer Keilaf is joining us now, he is the CEO of Innoviz. So as I mentioned, we have talked to a couple of different LiDAR makers as of late. Where are you in terms of developing the technology? It sounds like you’re going to come to market perhaps in the second half of 2021. And what do you see as the sort of best-use case for LiDAR? How widespread is it eventually going to be?

Omer Keilaf: Yes, thank you very much, and thank you for inviting me. Innoviz started four years ago. One of our biggest successes was our partnership with a program for series production by BMW. It’s an L3 program which is going to launch in the coming years. We’re also working with several T1s that we partnered with and offered our solutions to different carmakers. So BMW is the first high-volume serious production and probably the only highest — really only high-volume production program in the market today. And BMW chose us for their cars. LiDAR’s are needed for autonomous driving. L3 and L4, it means the car can drive itself without any intervention or supervision by the driver. Of course, LiDAR could be applied in other applications, autonomous shuttles, last-mile deliveries, drones, et cetera. Our LiDAR, which I’m holding here in my hand as you can see, it’s very, very small compared to, you know, the LiDAR that are available today that are traditionally very big and quite expensive. This is really an enabler for scale in autonomous driving.

Myles Udland: Omer, it’s Myles here, thank you for joining us. I understand it, that Elon Musk is not a huge fan of LiDAR technology. I’m curious how you see sort of the solutions Tesla has gone with versus what you guys are planning, if you see one as the way the entire auto industry will go or as autonomous vehicles become more widespread, will there just be different solutions at different automakers, and partners you work with, they’re going to like your stuff and other people might go different directions?

Keilaf: I’ll start by saying that I really appreciate Elon Musk. I like the fact that he’s a role model for young kids. He’s trying to solve interesting problems for the world. But five years ago when he made a decision for the platform that he’s using for the car that he’s selling today, he was right, because there was no LiDAR at that time that was available, not at the price point, not at the reliability. And he was looking at time to market and offer something that others couldn’t. But today the reality has changed, and LiDAR are available and at the right price point. And they provide the right level of redundancy that you need when you really want to achieve a full autonomous driving. Every feature or function in a car is defined in a certain level of functional safety, which is in autonomous driving, obviously you understand that for fully autonomous driving, you need to have full redundancy. What you see here on the screen is our LiDAR in real action. And you can see that we provide very high resolution and understanding of the scene, and we also provide the software that translates the 3-D information that we get from the scene to identify and classify objects such as cars, pedestrians, trucks and motorcycles. When the camera becomes blind, it’s either because the sun is in its sight or because there are issues with low-light conditions. You need full redundancy, you need to have a backup, and up until now, there is no sensor on the market that provides that level of data. So LiDARs are a necessity, and it’s regulated in automotive that you need to have a redundancy system. So you can’t really achieve full autonomous driving without a full backup for anything, because anything that might happen on the road, you need to be able to identify by at least two sensors that are uncorrelated. And two cameras do not provide redundancy to each other because both of them will fail in the same situation and a radar is suffering from very low resolution. You can’t really see apart from a can of beer and a truck up to 50 meters. As you can see from the difference here-

Brian Sozzi: Let me just hop in quick. I was going through the slide deck in explaining the SPAC. One of the selling points here is you, in your experience in the Israeli Army, specifically in Unit 81, but also too, I believe 25% of your R&D team comes out of Unit 81. What is that unit and why is it a selling point?

Keilaf: Yes, so if you have been in Israel, you might know that the Israeli defense force is probably one of the places where a lot of technology is developed. The unit I come from, it’s quite small but it’s very special in the sense it’s called the elite technology unit, which we developed a lot of very complex technologies but also in a very reliable way. They only choose the best engineers that come out from the university. I have been there for seven years developing very complex technologies. You also learn about how to develop those technologies in a very short time. Because every year there’s a new technology or product that needs to be developed from scratch, and it’s really a human collaboration of hundreds of people working on this project, and there’s a lot of methodologies that you need to bring in order to do that every year all over again. And once we were able to attract so many people from that unit, it helped us to hit the ground running. We all talk the same language, and we understand how to develop things very quickly, and it was needed because five years ago, there was such a big gap between what the market needs and the availability of technology, we had to develop so many technologies, different technologies, to develop this LiDAR. We had to bring a lot of knowledge and so many disciplines, and that’s kind of I would say the knowledge we brought in and not just technical knowledge, it’s organizational knowledge and how to develop those technologies in a short time.

Hyman: Omer, thank you so much for your time, we appreciate it. Omer Keilaf is Innoviz’s CEO. Come back and join us when the transaction closes and you guys start trading here in the U.S., appreciate your time.

Keilaf: Thank you very much. Bye-bye.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz Technologies Ltd. (“Innoviz”) and Collective Growth Corporation (“Collective Growth”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innoviz and Collective Growth. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.